Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Mission NewEnergy Limited
ABN	117 065 719

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nathan Mahalingam
Date of last notice	13 January 2011

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest	n/a
(including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	1 August 2011

No. of securities held prior to change	Fully paid Ordinary Shares
579,624

Performance Rights
33,332
Vesting conditions attached to each of the performance rights are as follows; 33,332 on 01/07/2011

Class	Ordinary Shares and Performance Rights

Number acquired	33,332 Ordinary Shares

Number disposed	33,332 Performance Rights

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	Fully paid Ordinary Shares
612,956

Nature of change	Issued pursuant to the Company’s Executive
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Performance Rights Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder
(if issued securities)
Date of change
No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011